UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan Identification code: N/A

b)	Nature of the transaction	The award of 339,753 Performance Shares under the Long Term Incentive Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	339,753

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	2016-12-09

f)	Place of the transaction	Outside a trading venue

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

1. Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan

2. Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

1. Identification code: N/A

2. Identification code: N/A

b)	Nature of the transaction	1. The award of 174,873 Performance Shares under the Long Term Incentive Plan. 2. The award of 10,958 Deferred Shares under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	174,873
		2	Nil	10,958

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-12-09 2. 2016-12-09

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geoff Healy

2	Reason for the notification

a)	Position/status	PDMR (Chief External Affairs Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

1. Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan

2. Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

1. Identification code: N/A

2. Identification code: N/A

b)	Nature of the transaction	1. The award of 174,873 Performance Shares under the Long Term Incentive Plan. 2. The award of 9,694 Deferred Shares under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	174,873
		2	Nil	9,694

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-12-09 2. 2016-12-09

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

1. Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan

2. Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

1. Identification code: N/A

2. Identification code: N/A

b)	Nature of the transaction	1. The award of 192,360 Performance Shares under the Long Term Incentive Plan. 2. The award of 10,663 Deferred Shares under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	192,360
		2	Nil	10,663

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-12-09 2. 2016-12-09

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Danny Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

1. Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan

2. Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

1. Identification code: N/A

2. Identification code: N/A

b)	Nature of the transaction	1. The award of 174,873 Performance Shares under the Long Term Incentive Plan. 2. The award of 9,694 Deferred Shares under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	174,873
		2	Nil	9,694

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-12-09 2. 2016-12-09

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Steve Pastor

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

1. Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan

2. Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

3. Deferred Shares (ordinary shares of BHP Billiton Limited) under the Group Short Term Incentive Plan.

1. Identification code: N/A

2. Identification code: N/A

3. Identification code: N/A

b)	Nature of the transaction

1. The award of 139,898 Performance Shares under the Long Term Incentive Plan.

2. The award of 2,697 Deferred Shares under the Short Term Incentive Plan.

3. The award of 5,435 Deferred Shares under the Group Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	139,898
		2	Nil	2,697
		3	Nil	5,435

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-12-09 2. 2016-12-09 3. 2016-12-09

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Athalie Williams

2	Reason for the notification

a)	Position/status	PDMR (Chief People Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

1. Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan

2. Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

1. Identification code: N/A

2. Identification code: N/A

b)	Nature of the transaction	1. The award of 112,418 Performance Shares under the Long Term Incentive Plan. 2. The award of 7,586 Deferred Shares under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	112,418
		2	Nil	7,586

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-12-09 2. 2016-12-09

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 14, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary